SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 27, 2005

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           No

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 26, 2005 announcing 2005 first quarter revenues and earnings.

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PR No. C1638C

STMicroelectronics Reports 2005 First Quarter
Revenues and Earnings

Geneva, April 26, 2005 - STMicroelectronics (NYSE: STM) reported financial results for the first quarter ended April 2, 2005.

Revenue, Gross Profit and Margin Review

Net revenues for the first quarter were $2,083 million, down 10.5% sequentially from the $2,328 million reported in the prior quarter, and 2.6% above the $2,029 million reported in last year’s first quarter. The Company noted that revenue performance was at the lower end of its guidance range as somewhat stronger seasonal factors and price pressure impacted several of the Company’s application markets. However, automotive and wireless applications grew at double-digit levels year over year, and data storage grew at a high single-digit rate sequentially.

Gross margin performance in the first quarter primarily reflected increased price pressure and lower utilization rates in comparison to the prior and year-ago quarters as well as lower sales levels compared to the fourth quarter. Gross profit was $685 million and the gross margin was 32.9% for the 2005 first quarter. The sequential impact of the weaker U.S. dollar was approximately 100 basis points.

Operating Expenses and Other Income/Expenses

Research and development expenses in the first quarter were essentially level with the fourth quarter at $404 million, compared to $402 million in the fourth quarter. Selling, general, and administrative expenses were $265 million for the 2005 first quarter. R&D, SG&A and other income and expenses in the first quarter included a combined $24 million of one-time compensation expenses and other contributions. Excluding the one-time charges the Company noted that combined SG&A and R&D costs were basically flat sequentially in dollar terms.

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Operating Income, Net Income, and Earnings per Share

As a result of the restructuring initiatives underway, the Company incurred $78 million covering impairment, restructuring charges, and other related closure costs during the 2005 first quarter compared to similar expenses of $18 million in the fourth quarter and $33 million in the year-ago first quarter. Net results for the first quarter also included a tax credit of $20 million.

For the 2005 first quarter, the Company reported an operating loss of $68 million, and a net loss of $31 million or $0.03 per diluted share. Restructuring and net one-time items (tax credit and operating expenses) had a negative impact of $0.07 per diluted share in the 2005 first quarter.

Cash Flow and Balance Sheet Highlights

Net cash from operating activities in the first quarter was $359 million. Capital expenditures were $564 million in the 2005 first quarter. For the full year 2005, the Company reconfirmed capital spending plans of $1.5 billion, compared to $2.0 billion in 2004.

At April 2, 2005, ST had cash, cash equivalents, and marketable securities of $1.69 billion. Total debt was $1.90 billion; net financial debt was $210 million and shareholders’ equity was $8.7 billion.

President and CEO Remarks

Carlo Bozotti, President and Chief Executive Officer commented, “ST is sharply focused on improving the competitiveness of the Company. In addition to previously announced initiatives, we are undertaking several new actions designed to streamline our cost structure and strengthen our product portfolio, the two positive drivers of our gross margin.

First, we expect the actions completed to date to progressively provide results which will ultimately yield approximately $100 million per quarter in manufacturing costs and expense savings in the fourth quarter of 2005 compared to the same period of 2004.”

The Company is migrating a portion of memory-wafer output to Asia. This, coupled with repatriation of wafer supply and assembly services, will improve both fab loading and manufacturing cost structure. The procurement cost reduction campaign underway since January has resulted in substantial savings thus far, and this effort continues.

Moreover, the Company continues expense-reduction initiatives, including the consolidation of certain general and administrative functions as well as the closure of several non-manufacturing sites.

“Second, from a product perspective, our objective is to accelerate innovation in order to increase our product leadership and importantly to strengthen our gross margin over the medium term. Our progress thus far is encouraging as we have a number of new products entering key markets, including: digital consumer SoCs in 90 nanometer technology, a first in our industry; system-in-package solutions for both RF and energy management in cellular phones; and new SoC solutions in data storage. We also have begun ASIC designs on 65 nanometer platforms for wireless terminal and infrastructure products with several key customers.

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With our significant R&D resources and deep talent pool, we believe our product objectives can be accomplished through better focus and by selectively reallocating research and development resources to higher priority product categories. Therefore, in order to accelerate our R&D programs, we are redeploying approximately 1,000 engineers, representing 10% of ST’s R&D workforce, from non-core programs, including FPGA and third-party design services, and from CPE modem and GSM chipset activities,” Mr. Bozotti concluded.

Additional First Quarter 2005 Financial and Operating Data

The following tables and commentary provide a breakdown of revenues and operating income (loss) by product group and segment revenues by targeted market.

Net Revenues and Operating Income by Group:

In Million US$		Q1 2005

			Operating
	Net	% of Net	income
Group	Revenues	Revenues	(loss)

Application Specific Product Groups*	1,188	57.1%	65
MLD (Microcontroller, Linear & Discrete Group)	457	21.9%	71
MPG (Memory Products Group)	421	20.2%	-62
Others (1)(2)	17	0.8%	-142

TOTAL	2,083	100%	-68

*	Automotive; Computer Peripheral; and Home, Personal, and Communication products
(1)	Net revenues of “Others” include revenues from sales of Subsystems and other revenues.
(2)	Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate level operating expenses, patent claims and litigations, and other costs that are not allocated to the product groups, as well as operating earnings or losses of the Subsystems and Other Products Group. Certain costs, mainly R&D costs formerly in the “Others” category, have been allocated to the groups.

Application Specific Product Groups’ revenue increased 2.3% year-over-year while operating profit declined to $65 million. MLD had sales growth of nearly 9% compared to Q1 2004, while operating income was constant over the prior year quarter. MPG sales were down approximately 2.4% year-over-year while the operating loss increased to $62 million. All groups experienced sequential sales and operating income declines.

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Q1 2005 Net Revenues Breakdown by Market Segment

The following table estimates, within a variance of 5% to 10% in the absolute dollar amount, the relative weighting of each of the Company’s target market segments in the first quarter of 2005.

% of Net revenues

Automotive	16%
Consumer	19%
Computer	18%
Telecom	32%
Industrial & Other	15%

All market segments experienced sequential sales declines. Year-over-year growth rates in Automotive and Computer were greater than the company average of 2.6% equaling approximately 13% and 5% respectively. Consumer and Industrial & Other segments experienced lower sales compared to the first quarter of 2004.

Net Revenues and Operating Income by Group for 2004:

The following tables reflect previously announced 2004 net revenues and operating income of the Company according to the new organizational footprint put in place at the beginning of 2005.

2004 segment information has been restated in order to conform to the current year presentation following the redefinition of segment reporting. The preparation of segment information in accordance with the new organization of the groups, due to the significant changes in the segment structure, requires the use of significant estimates and assumptions in determining 2004 operating income of the new groups, which can affect the reported amounts for the previous year.

Net Revenues

In Million US$
Group Net Revenues	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 04

Application Specific Product Groups	1,161	1,180	1,231	1,329	4,902
MLD (Microcontroller, Linear & Discrete Group)	420	487	501	494	1,902
MPG (Memory Products Group)	431	488	482	486	1,887
Others	17	17	17	18	69

TOTAL	2,029	2,172	2,231	2,328	8,760

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Operating Income

In Million US$
Group Operating Income (Loss)	Q1 2004	Q2 2004	Q3 2004	Q4 2004	FY 04

Application Specific Product Groups	118	118	137	157	530
MLD (Microcontroller, Linear & Discrete Group)	71	109	133	107	421
MPG (Memory Products Group)	-3	29	14	6	45
Others*	-106	-77	-71	-60	-313

TOTAL	80	179	213	210	683

(Note: Rounding in the Group data accounts for variations from the Totals in both tables)

•	Operating income of “Others” includes items such as impairment, restructuring charges, and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate level operating expenses, patent claims and litigations, and other costs that are not allocated to the product groups, as well as operating earnings or losses of the Subsystems and Other Products Group. Certain costs, mainly R&D, formerly in the “Others” category have been allocated to the groups, thus the comparable amounts reported in this category in prior period reports may not be the same., while prior periods are accordingly reclassified in the above table.

Outlook

Mr. Bozotti observed, “We are beginning to see signs of improvement in certain segments of the marketplace: the first indications of increased order flow from the distribution market, as well as a pattern of strengthening in wireless. However, we still see strong price pressure in several markets, notably memory.”

“Looking ahead, with the present order visibility, we expect sales to grow sequentially in the range of -1% to 7%. For the 2005 second quarter, the gross margin is expected to be about 33.5%, plus or minus one percentage point, reflecting both price pressure and progressive cost reduction.”

This guidance is based on a currency exchange rate of $1.30 = 1 Euro.

Products, Technology and Design Wins

•	ST announced the first three additions to the Company’s award-winning Nomadik™ family of mobile multimedia application processors. These new engines will offer mobile phones and other mobile multimedia products compelling features, functions, and services that were previously out of reach, while maintaining Nomadik’s intrinsic qualities of scalable performance, exceptional video and audio quality, and affordability on an ultra-low power, open platform.

•	The Nomadik family earned several design-wins in both cellular phones and other portable terminals. In addition, ST is now introducing a complete Nomadik-based reference design for videophone applications, enabling the deployment by telecom operators of new and attractive revenue-generating services.

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•	At the 3GSM World Congress, ST and Telecom Italia Lab, the R&D branch of the Telecom Italia Group, showcased a first prototype of an open and configurable mobile platform based on Nomadik that provides operators with a secure environment where they can develop and customize reliable and portable proprietary applications. Additionally ST, Orange, and Trusted Logic demonstrated an Orange secure electronic payment concept implementing the Operator Virtual Machine (OVM) secure framework technology on a Nomadik processor.

•	In mobile imaging, ST introduced its latest single-chip VGA camera module for entry-level mobile phones and other portable devices. Delivering best-in-class performance, the device leverages three main imaging strengths of ST’s advanced optical packaging, the latest 3.6-micron pixel design, and SoC (System-on-Chip) integration expertise. Additionally, ST is ramping up production of SVGA and 1-mega-pixel camera modules. More than 60 million camera modules have been delivered, mostly for use in mobile phones.

•	In connectivity, ST’s single-chip Bluetooth IC has gained multiple design-wins for volume applications in mobile phones. And Wireless LAN 802.11 modules were qualified for use in several phones, with volume production now beginning.

•	ST entered into volume production of a single-chip FM tuner for portable entertainment and computing equipment that has already achieved numerous design wins. The highly integrated chip features low-voltage, low current operation; low cost; a minimum of required external components; high-quality stereo audio; automatic station search; and an adjustment-free design.

•	Two important products that target applications in wireless infrastructure equipment were announced: a multi-purpose microcontroller that can be used in several different basestation functions was positively profiled in a technical article in the Microprocessor Report, a well-respected technology publication in the semiconductor industry. In addition, the Company announced a cost-effective SoC device that was defined in cooperation with leading wireless-infrastructure manufacturers to outperform the existing 2.5G and 3G baseband modem solutions.

•	ST introduced its 65-nanometer ASIC integration platform to leading key customers in the wireless terminal and infrastructure markets. This latest technology with its associated libraries enables the effective implementation of large multi-million gate circuits with the high-speed interfaces used in advanced communications networks.

•	ST announced availability of the world’s first single-chip set-top box (STB) solution supporting the high-definition (HD) H.264/AVC and VC1 specifications, which are poised to enable the next generation of high-quality consumer video systems and broadcast services. Together with its DVB-S2 demodulator, ST is enabling the deployment of advanced satellite broadcast. Already adopted by leading US and European operators, the chip is also the perfect solution for IP set-top boxes, the growing HD DVB-T market, as well as DVD and the forthcoming Blu-ray DVD technology. Preproduction is starting, in 90nm technology, with volume production slated for Q3.

•	Volume shipment started in Q1 of ST’s new dual-tuner MPEG2 decoder, now being manufactured in 110nm technology, for DVR (Digital Video Recorder) applications. In addition to ‘time-shifting’, the chip enables STBs to provide users with the ability to watch a channel while recording another, or display two live video streams. Together with the SatCR, Satellite Channel Router, ST is simplifying the installation of a DVR system by combining up to eight input signals onto a single cable.

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•	ST announced a new MPEG decoder for standard-definition TV that will significantly reduce costs for set-top box manufacturers while adding new functionality through further integration of common functional blocks, including audio DACs (Digital to Analog Converters) and the VCXO (Voltage Controlled Crystal Oscillator).

•	The world’s first vertical-deflection booster for slim CRTs was introduced by ST. The new device meets the need in large-size, reduced-depth CRT monitors for high output-current levels and flyback voltages, coupled with low heat dissipation. The emerging concept of slim CRT combines form-factor benefits of flat panels with all the inherent advantages of CRT technology, such as superb sharpness, bright colors, and outstanding contrast, at an attractive price.

•	Extending its fast-growing portfolio of audio amplifiers dedicated to providing high-end audio capability in portable, low power-consumption applications, ST introduced a 2x1W stereo audio amplifier for use in cellular mobile phones, notebooks, PDAs, LCD monitors, TVs, and portable audio devices.

•	In the automotive sector, ST gained two important design wins for airbag components: a single-chip airbag driver for a major Japanese manufacturer; and a new generation of 8-and 16-channel airbag drivers for a major automotive-systems manufacturer in the US as well as two new powertrain products that will be used for American and European cars. Reinforcing the success of its proprietary ‘BCD’ smart power technology, ST licensed its BCD6 technology to a major American automotive manufacturer.

•	In NOR Flash memories, ST announced a range of security initiatives which will provide protection against unauthorized access to stored data and program code. The memories include a mode in which access is allowed only after mutual authentication between the NOR Flash and the CPU, thus preventing illegal or forbidden operations via any interface inside or outside the system. Initially developed for set-top-box applications, these features are becoming more and more important in mobile phones.

•	ST released details of a new 256-Mbit NOR Flash memory chip that uses a well-established 2-bit-per-cell architecture to provide increased memory density in a small-sized die. Designed for high-performance code execution and data storage, the device is intended particularly for the third-generation (3G) mobile phone market.

•	To meet demanding automotive specifications, ST introduced a new 32-Mbit Flash memory chip intended specifically for automotive applications where other memory types cannot be used. Maintaining high-speed access over a wide operating temperature range, the new device is extremely well suited for use in powertrain and transmission control modules, ABS controllers, and in other high-performance automotive systems.

•	A new series of PowerMESH IGBTs that have been optimized for use in home appliance motor control, power-factor correction, and induction heating applications was introduced. The new devices use a patented strip layout associated to a new carrier lifetime control. This improves the collector-emitter saturation voltage in the devices and also reduces switching losses.

•	ST introduced a new series in its micro-PSD family of 8051-class embedded flash microcontrollers that offers system-level-integration with world-leading Flash and SRAM densities, up to 256 kbyte and 32 kbyte, respectively. The new series, which features full-speed USB 2.0, is suitable for a wide range of 8-bit embedded applications.

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•	The Crolles2 Alliance partners, ST, Philips, and Freescale Semiconductor, announced an expansion of their joint semiconductor R&D activities to include R&D related to wafer testing and packaging, in addition to the original development of sub-100-nm CMOS process technologies. This agreement reflects the special needs of wafer testing and packaging for devices produced on 300-mm wafers in 90-nm, 65-nm CMOS, and beyond.

•	ST presented a record twelve papers at this year’s International Solid-State Circuits Conference (ISSCC) in San Francisco, California. ST’s most notable contributions covered advances in Digital Video Broadcast and Radio Frequency (RF) integration in 3G applications. ST experts were also selected to chair the sessions on the latest developments in RF technologies.

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•	future developments of the world semiconductor market, in particular the future demand for semiconductor products in the key application markets and from key customers served by our products;
•	pricing pressures, losses or curtailments of purchases from key customers as well as inventory adjustments from distributors;
•	changes in the exchange rates between the US Dollar and the Euro, compared to the current exchange rate of $1.30=1 Euro, and between the US Dollar and the currencies of the other major countries in which we have our operating infrastructure;
•	our ability to develop new products in time to meet market demand for volume supplies;
•	our ability to complete, successfully and in a timely manner, our various announced initiatives to improve the efficiency of our research and development programs, our manufacturing and the reduction of our procurement costs;
•	the anticipated benefits of research & development alliances and cooperative activities;
•	the ramp- up of volume production in new manufacturing technologies at our fabs;
•	the ability of our suppliers to meet our demands for products and to offer competitive pricing;
•	changes in the economic, social, or political environment, as well as natural events such as severe weather, health risks or earthquakes in the countries in which we and our key customers operate; and
•	our ability to obtain required licenses on third party intellectual property.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “may”, “will”, “should”, “would be” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2004, as filed with

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the SEC on March 23, 2005. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our SEC filings, including in our Form 20-F, could have a material adverse effect on our business or financial condition.

Conference Call Information

The management of STMicroelectronics will conduct a conference call on April 27, 2005 at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET, to discuss operating performance for the first quarter of 2005.

The conference call will be available via the Internet by accessing the following Web address: www.vcall.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download and install any necessary audio software. The webcast will be available until May 6, 2005.

About STMicroelectronics

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2004, the Company’s net revenues were $8.76 billion and net earnings were $601 million. Further information on ST can be found at www.st.com.

(tables attached)

For further information, please contact:

INVESTOR RELATIONS:
Benoit de Leusse	Fabrizio Rossini	Nancy Levain
Director, Investor Relations	Investor Relations Senior Manager	LT Value
Tel : +41.22.929.58.12	Tel : +41.22.929.69.73	Tel: +33.01.55.27.15.88
Fax : +41.22.929.69.61	Fax : +41.22.929.69.61	Email: nancy.levain@ltvalue.com
Email: benoit.de-leusse@st.com	Email: fabrizio.rossini@st.com

MEDIA RELATIONS
Maria Grazia Prestini	Emma Rutherford
Director, Corporate Media Relations	Financial Dynamics
Tel: +41.2.29.29.69.45	Paris Tel: +33.1.47.03.68.10
Fax: +41.2.29.29.69.50	Email: emma.rutherford@fd.com
Email: mariagrazia.prestini@st.com

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STMicroelectronics N.V.
Consolidated Statements of Income

(in million of U.S. dollars, except per share data ($))

	Three Months Ended

	(Unaudited)	(Unaudited)

	April 2,	March 27,
	2005	2004

Net sales	2 081	2 028
Other revenues	2	1

NET REVENUES	2 083	2 029

Cost of sales	-1 398	-1 311

GROSS PROFIT	685	718

Selling, general and administrative	-265	-230
Research and development	-404	-363
Other income and expenses, net	-6	-12
Impairment, restructuring charges and other related closure costs	-78	-33

Total Operating Expenses	-753	-638

OPERATING INCOME (LOSS)	-68	80

Interest income (expense), net	7	-4
INCOME (LOSS) BEFORE INCOME TAXES

AND MINORITY INTERESTS	-61	76

Income tax benefit	31	1

INCOME (LOSS) BEFORE MINORITY INTERESTS	-30	77

Minority interests	-1	0

NET INCOME (LOSS)	-31	77

EARNINGS (LOSS) PER SHARE (BASIC)	-0,03	0,09

EARNINGS (LOSS) PER SHARE (DILUTED)	-0,03	0,08

NUMBER OF WEIGHTED AVERAGE

SHARES USED IN CALCULATING	893,1	938,7

DILUTED EARNINGS (LOSS) PER SHARE

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STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at	April 2,	December 31,	March 27,
In million of U.S. dollars	2005	2004	2004

	(Unaudited)	(Audited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1 162	1 950	2 103
Marketable securities	525	0	1 030
Trade accounts receivable, net	1 414	1 408	1 398
Inventories, net	1 369	1 344	1 071
Deferred tax assets	141	140	104
Other receivables and assets	740	785	605

Total current assets	5 351	5 627	6 311

Goodwill	228	264	260
Other intangible assets, net	250	291	312
Property, plant and equipment, net	7 039	7 442	6 447
Long-term deferred tax assets	59	59	43
Investments and other non-current assets	119	117	104

	7 695	8 173	7 166
Total assets	13 046	13 800	13 477

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank overdrafts	37	58	4
Current portion of long-term debt	158	133	443
Trade accounts payable	1 027	1 352	1 230
Other payables and accrued liabilities	852	776	686
Deferred tax liabilities	7	17	8
Accrued income tax	157	176	160

Total current liabilities	2 238	2 512	2 531

Long-term debt	1 702	1 767	2 555
Reserve for pension and termination indemnities	265	285	236
Long-term deferred tax liabilities	50	63	35
Other non-current liabilities	22	15	38

	2 039	2 130	2 864
Total liabilities	4 277	4 642	5 395
Commitment and contingencies
Minority interests	49	48	45
Common stock (preferred stock: 540,000,000 shares authorized, not issued;	1 150	1 150	1 150
common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 905,372,326 shares issued, 891,972,326 shares outstanding)
Capital surplus	1 925	1 924	1 915
Accumulated result	5 237	5 268	4 851
Accumulated other comprehensive income	756	1 116	469
Treasury stock	-348	-348	-348

Shareholders' equity	8 720	9 110	8 037

Total liabilities and shareholders' equity	13 046	13 800	13 477

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STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended

	April 2,	March 27,
In million of U.S. dollars	2005	2004

	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	-31	77
Items to reconcile net income and cash flows from operating activities
Depreciation and amortization	506	421
Amortization of discount on convertible debt	1	11
Other non-cash items	2	-3
Minority interest in net income of subsidiaries	1	0
Deferred income tax	-23	-3
Impairment, restructuring charges and other related closure costs, net of cash payments	60	23
Changes in assets and liabilities:
Trade receivables, net	-24	-125
Inventories, net	-65	44
Trade payables	-57	169
Other assets and liabilities, net	-11	-62

Net cash from operating activities	359	552

Cash flows from investing activities:
Payment for purchases of tangible assets	-564	-321
Payment for purchases of marketable securities	-525	-1 030
Investment in intangible and financial assets	-11	-13
Payment for acquisitions, net of cash received	0	-3

Net cash used in investing activities	-1 100	-1 367

Cash flows from financing activities:
Repayment of long-term debt	-20	-50
Decrease in short-term facilities	-19	-41
Capital increase	1	14

Net cash used in financing activities	-38	-77
Effect of changes in exchange rates	-9	-3

Net cash decrease	-788	-895

Cash and cash equivalents at beginning of the period	1 950	2 998
Cash and cash equivalents at end of the period	1 162	2 103

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: April 27, 2005	By:	/s/ CARLO FERRO

		Name:	Carlo Ferro
		Title:	Executive Vice President and Chief Financial Officer

Enclosure: A press release dated April 26, 2005 announcing 2005 first quarter revenues and earnings.